Exhibit 12

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	2008	2007	2006	2005	2004
	(in millions)
Earnings
Income (loss) from continuing operations before income taxes	($4,060)	($29,775)	$1,483	$1,291	($3,244)
Capitalized interest	(123)	(127)	(113)	(53)	(56)
Amortization of capitalized interest and losses (earnings) in equity method investees, net	144	75	113	(9)	127

Subtotal	(4,039)	(29,827)	1,483	1,229	(3,173)

Fixed charges
Interest charges	1,485	1,560	1,646	1,347	1,274
Interest factor of operating rents	609	653	596	395	347

Total fixed charges	2,094	2,213	2,242	1,742	1,621

Earnings (loss), as adjusted	($1,945)	($27,614)	$3,725	$2,971	($1,552)

Preferred stock dividends paid	$—	$—	$3	$11	$11
Total fixed charges	2,094	2,213	2,242	1,742	1,621

Total fixed charges and preferred stock dividends	$2,094	$2,213	$2,245	$1,753	$1,632

Ratio of combined earnings to fixed charges and preferred stock dividends	— (1)	— (2)	1.66	1.69	— (3)

(1)	Earnings, as adjusted were inadequate to cover fixed charges by $4.0 billion in 2008.
(2)	Earnings, as adjusted were inadequate to cover fixed charges by $29.8 billion in 2007.
(3)	Earnings, as adjusted were inadequate to cover fixed charges and preferred stock dividends by $3.2 billion in 2004.

Note: The ratios of earnings to combined fixed charges and preferred stock dividends were computed by dividing fixed charges and pre-tax earnings required to cover preferred stock dividends into the sum of earnings (after certain adjustments) and fixed charges. Fixed charges include interest on all debt of continuing operations, including amortization of debt issuance costs, and the interest component of operating rents. Pre-tax earnings required to cover preferred stock dividends are calculated by dividing one less our effective income tax rate into preferred stock dividends, as adjusted for the tax benefits related to unallocated shares. Earnings include income from continuing operations before income taxes, plus net (losses) earnings in equity method investees, less capitalized interest.